New York Menlo Park WashingtonDC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Li He

Davis Polk & WardwellLLP 2201 China World Office 2 1 Jian Guo Men Wai Avenue Chaoyang District Beijing 100004	86 10 8567 5005 tel 86 10 8567 5105 fax li.he@davispolk.com

CONFIDENTIAL

April 12, 2013

Re:	Qunar Cayman Islands Limited

Draft Registration Statement on Form F-1

CONFIDENTIAL TREATMENT REQUESTED

Mr. Paul Dudek

Chief, Office of International Corporate Finance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Dear Mr. Dudek:

On behalf of Qunar Cayman Islands Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting the Company’s draft Registration Statement on Form F-1 (the “Registration Statement”) relating to a proposed initial public offering in the United States of American Depositary Shares (“ADSs”) representing the Company’s ordinary shares. The ADSs are expected to be listed on the NASDAQ Global Select Market or New York Stock Exchange. Subject to market conditions and the resolution of the Staff’s comments on the Registration Statement, the Company expects to file a preliminary prospectus with a price range and commence its marketing efforts in August 2013.

2	April 12, 2013

The Company has been and is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended. In accordance with the procedures of the Securities and Exchange Commission (the “Commission”) for emerging growth companies, the enclosed draft Registration Statement is being submitted to the staff (the “Staff”) of the Commission in draft form and for the Staff’s review on a confidential basis.

If you have any questions regarding this submission, please contact me at +86-10-8567-5005 (li.he@davispolk.com) or my colleague, Liang Tao at +852-2533-3361 (liang.tao@davispolk.com), or Raymond Wong of Ernst & Young Hua Ming at +86-10-5815-2823 (raymond.wong@cn.ey.com).

Very truly yours,

/s/ Li He Li He

Enclosures

cc:

Mr. Chenchao (CC) Zhuang, Chief Executive Officer

Mr. Sam Hanhui Sun, Chief Financial Officer

            Qunar Cayman Islands Limited

Mr. Raymond Wong, Partner

            Ernst & Young Hua Ming

Leiming Chen, Esq., Partner

            Simpson Thacher & Bartlett LLP